PUBLIC

20010479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farvahar Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave, 21st Floor,
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Favahar Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

Notary Public 3/1/2020

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARVAHAR CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

PUBLIC DOCUMENT

FARVAHAR CAPITAL LLC

CONTENTS

RAICH
ENDE
MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Farvahar Capital LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Farvahar Capital LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Farvahar Capital LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Farvahar Capital LLC's management. Our responsibility is to express an opinion on Farvahar Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Farvahar Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Farvahar Capital LLC's, formerly known as ClaritySpring Securities LLC, auditor since 2016.
New York, New York
March 1, 2020

FARVAHAR CAPITAL LLC
Statement of Financial Condition
December 31, 2019

ASSETS:	
Cash	$ 10,753
Prepaid expenses	654
TOTAL ASSETS	$ 11,407
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued expenses	$ 2,920
TOTAL LIABILITIES	2,920
Member's Equity	8,487
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,407

See independent auditors' report and notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Favahar Capital LLC was originally organized as ClaritySpring Securities, LLC in Delaware on August 11, 2015 and was wholly owned by ClaritySpring Inc. The Company commenced operations as a broker/dealer on February 18, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). Pursuant to a continuing membership application approved on January 9, 2019 by the Financial Industry Regulatory Authority ("FINRA"), ClaritySpring Securities LLC was acquired by Omeed Malik Advisors LLC and was renamed to Favahar Capital LLC ("the Company"). The acquisition was effected on January 10, 2019, as the new owner acquired all of the outstanding capital shares from the former owner. The Company is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its distribution channels and commercial operations.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies(continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. The Company did not have any cash equivalents at December 31, 2019.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation.

Note 2 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $7,833, which was $2,833 in excess of its net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital is 37.2%.

Note 3 - Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. Since the Company is a limited liability company, no federal or state income taxes are incurred by the Company as all earnings and losses flow directly to the Member. However, the Company is subject to the New York City Unincorporated Business Tax.

The Company complies with U.S. GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and

Note 3 - Income Taxes(continued)

liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company has a net loss of $34,888 for the year ended December 31, 2019 which is available to be carried forward and will begin to expire in 2036.

The Company has a deferred tax asset of approximately $1,400 at December 31, 2019 and has established a valuation allowance offsetting the $1,400 as the ultimate realization of these benefits is uncertain.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement (the "Agreement") with its parent company Omeed Malik Advisors LLC (the "Parent") as of January 10, 2019 whereby certain expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"):

Note 4 - <u>Related Party Transactions(continued)</u>

and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and All FINRA-related dues and assessment fees, annual independent auditor fees, professional fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All other expenses related to the business of the Company will be borne by the Parent.

The Agreement shall be terminated upon the cessation of the Company's commercial operations. In accordance with the Agreement, the Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

For the year ended December 31, 2019 there are no balances owed to or due from the Parent as of December 31, 2019.

Note 5 - <u>Commitments and Contingencies</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through March 1, 2020, the date the financial statements were available to be issued.